Exhibit 99.1

Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK, INC. SUCCESSFULLY COMPLETES
PRIVATE PLACEMENT OF SENIOR NOTES

PROVIDENCE, RI, April 26, 2011-**Nortek, Inc.** ("**Nortek**") (OTC QB: NTKS), a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and technology products, today announced it has successfully completed the private placement of $500.0 million in aggregate principal amount of 8.50% Senior Notes due 2021 (the "Notes"). The Notes were issued and sold in a private offering pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act").

The Company has also entered into a new senior secured term loan ("Term Loan") with a maturity of six years and an interest rate of 4% more than LIBOR and will have a 1.25% LIBOR floor.

Nortek will use the net proceeds from the Notes offering and the Term Loan to refinance the Company's outstanding 11% Senior Secured Notes due 2013.

"We are pleased with the positive response to the Notes offering and Term Loan by investors," said **Nortek's** Chairman and Chief Executive Officer, Richard L. Bready.

The Notes have not been registered under the Securities Act and, unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Nortek* is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and technology products. **Nortek** offers a broad array of products, including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and technology offerings, including audio, video, access control, security and digital display mounting and mobility products.

*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics, resins, glass, wood and aluminum) and purchased components, freight costs, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment levels, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, prices, and product and warranty liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission, including the Annual Report on Form10-K for the year ended December 31, 2010.

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